UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                         WorldPort Communications, Inc.
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  98155 J 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Michael E. Heisley, Sr.
                            The Heico Companies, LLC
                         5600 Three First National Plaza
                             Chicago, Illinois 60602
                                  312-419-8220
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 24, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5
          ------------
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Michael E. Heisley, Sr.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) / /
           (b) /X/
--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds (See Instruction)
         BK
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States
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                            7 Sole Voting Power<F1>
                              28,058,032 on a converted to Common Stock basis.
Number of Shares
  Beneficially             _____________________________________________________
   Owned by                 8 Shared Voting Power
     Each                     -0-
   Reporting               _____________________________________________________
    Person                  9 Sole Dispositive Power
     With                     28,058,032 (assuming the exercise and/or
                              conversion of all options, warrants, and preferred
                              stock that are exercisable, issuable, or
                              convertible in the next 60 days)
                           -----------------------------------------------------
                           10 Shared Dispositive Power
                              -0-
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         28,058,032 (assuming the exercise and/or conversion of all options, warrants, and preferred stock that are exercisable, issuable, or convertible in the next 60 days)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
--------------------------------------------------------------------------------

[FN]

<F1> 102,102,822 total votes before conversion to Common Stock (see Footnote 1 to Item 5) 2 102,102,822 total votes before conversion to Common Stock (see Footnote 1 to Item 5)


13       Percent of Class Represented by Amount in Row (11)

         49.4%
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14       Type of Reporting Person (See Instructions)

         IN
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

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5
          ------------
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         The Heico Companies, LLC
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) / /
           (b) /X/
--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds (See Instruction)
         BK
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------
                            7 Sole Voting Power<F1>
                              28,058,032 on a converted to Common Stock basis.
Number of Shares
  Beneficially             _____________________________________________________
   Owned by                 8 Shared Voting Power
     Each                     -0-
   Reporting               _____________________________________________________
    Person                  9 Sole Dispositive Power
     With                     28,058,032 (assuming the exercise and/or
                              conversion of all options, warrants, and preferred
                              stock that are exercisable, issuable, or
                              convertible in the next 60 days)
                           -----------------------------------------------------
                           10 Shared Dispositive Power
                              -0-
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         28,058,032 (assuming the exercise and/or conversion of all options, warrants, and preferred stock that are exercisable, issuable, or convertible in the next 60 days)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
--------------------------------------------------------------------------------

[FN]

<F1> 102,102,822 total votes before conversion to Common Stock (see Footnote 1 to Item 5) 2 102,102,822 total votes before conversion to Common Stock (see Footnote 1 to Item 5)


13       Percent of Class Represented by Amount in Row (11)

         49.4%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO (limited liability company)
--------------------------------------------------------------------------------

                             Amendment No. 5 to the
                                 Schedule 13D of
                             Michael E. Heisley, Sr.
                          and The Heico Companies, LLC
          with respect to the Common Stock, par value $0.0001 per share of WorldPort Communications, Inc.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 24, 2000, The Heico Companies, L.L.C. ("Heico") acquired (i) 922,361 shares of Series B Preferred Stock of WorldPort Communications, Inc. ("WorldPort"), (ii) 1,636,743 shares of Common Stock of WorldPort, and (iii) 316,921 shares of Series D Preferred Stock of WorldPort. The $19,223,211.25 purchase price was obtained by Heico under its existing credit facilities, which are provided by a group of banks for which Bank of America serves as agent.

ITEM 4.  PURPOSE OF TRANSACTION.

Heico acquired the securities described in Item 3 above for investment purposes.

Heisley and Heico reserve the right to acquire additional shares of WorldPort Common Stock, to dispose of shares of WorldPort Common Stock or to formulate other purposes, plans or proposals, which they, in their sole discretion, deem advisable regarding WorldPort.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Set forth below is a description of the Common Stock, par value $0.0001 per share of WorldPort beneficially owned by Heisley, Heico and each Heico Reporting Person.

                                                       Shares of WorldPort Common Stock Beneficially Owned(1)
                                    ----------------------------------------------------------------------------------------------
Name                                 Sole Voting Power      Shared Voting Power     Sole Dispositive Power    Shared Dispositive
----                                 -----------------      -------------------     ----------------------    ------------------
                                                                                                                     Power

Michael E. Heisley, Sr.                  23,891,791                 -0-                   23,891,791                  -0-
                                       3,750,001 (2)                                     3,750,001 (2)
                                        416,240 (3)                                       416,240 (3)


The Heico Companies, LLC                 23,891,791                 -0-                   23,891,791                  -0-
                                       3,750,001 (2)                                     3,750,001 (2)
                                        416,240 (3)                                       416,240 (3)


Stanley H. Meadows                         64,584                   -0-                     64,584                    -0-




(1) The securities of WorldPort beneficially owned by Heico includes 922,361 shares of Series B Preferred Stock, 1,416,030 shares of Series C Preferred Stock, 316,921 shares of Series D Preferred Stock, 141,603 shares of Series E Preferred Stock, and 1,000 shares of Series G Preferred Stock. Each share of Series B Preferred Stock is currently convertible into 4 shares of Common Stock, each share of Series C Preferred Stock is currently convertible into 10.865 shares of Common Stock, each share of Series D Preferred Stock is currently convertible into 1 share of Common Stock, each share of Series E Preferred Stock is currently convertible into 10.865 shares of Common Stock, each share of Series F Preferred Stock is currently convertible into 8.8275 shares of Common Stock, and each share of Series G Preferred Stock is currently convertible into 1,000 shares of Common Stock. In addition, each share of Series B Preferred Stock and Series C Preferred Stock is entitled to 40 votes per share, each share of Series D Preferred Stock is entitled to 1 vote per share, each share of Series E Preferred Stock is entitled to 10.865 votes per share, each share of Series F Preferred Stock is entitled to 8.8275 votes per share, and each share of Series G Preferred Stock is entitled to 1,000 votes per share. Accordingly, Heico beneficially owns securities of WorldPort which represent a total of 102,167,406 votes or approximately 77% of the total votes attributable to outstanding WorldPort securities.

(2) Represents shares which Heico has an option to acquire.

(3) Represents shares which Heico has the right to acquire upon exercise of warrants.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Amendment to the Schedule 13D is filed on behalf of each of the undersigned.

August 24, 2000
                                            /s/ Michael E. Heisley, Sr.
                                            ------------------------------------
                                                Michael E. Heisley, Sr.


                                            The Heico Companies, LLC


                                            By:  /s/ Michael E. Heisley, Sr.
                                               ---------------------------------
                                                     Michael E. Heisley, Sr.
                                                     Manager and President